932 Southwood Boulevard Incline Village, NV 89451 Phone: (775) 832-8500 Fax: (775) 832-8502

August 8, 2016

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant, Office of Healthcare and Insurance

Re:	PDL BioPharma, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 23, 2016
Form 8-K dated May 2, 2016
Filed May 4, 2016
File No. 000-19756

Dear Mr. Rosenberg:

On behalf of PDL BioPharma, Inc. (“PDL”), I hereby acknowledge receipt of comments and requests for additional information contained in the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission, dated August 1, 2016, relating to PDL’s Form 10-K for the fiscal year ended December 31, 2015 and PDL’s Form 8-K dated May 2, 2016 (the “Comment Letter”).
Per my telephone conversation with Bonnie Baynes, in light of various commitments of the senior staff of PDL, whose input is essential in preparing a response to the Comment Letter, I requested an extension of time to respond to the Comment Letter so that we can devote appropriate time and resources to consider the Staff’s comments. PDL expects to file all responses to and furnish all information required by the Comment Letter no later than August 29, 2016.

Please do not hesitate to contact the undersigned at (775) 832-8505 with any questions or comments with respect to this letter.

Very truly yours,
PDL BioPharma, Inc.
By: /s/ Peter S. Garcia
Peter S. Garcia
Vice President and Chief Financial Officer

cc:	John McLaughlin, President and Chief Executive Officer, PDL BioPharma, Inc.
Bonnie Baynes, Staff Accountant, Securities and Exchange Commission